UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

BRP GROUP, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

05589G102

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05589G102

1.	Names of Reporting Persons. L. Lowry Baldwin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 15,491,478 (1)
	6.	Shared Voting Power 6,272,533 (2)
	7.	Sole Dispositive Power 15,491,478 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,764,011 shares of Class A Common Stock (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 25.4% (3)
12.	Type of Reporting Person (See Instructions) IN

(1) Comprises 15,491,478 shares of Class A common stock that would be issuable upon the exchange of a like number of (i) LLC units in Baldwin Risk Partners, LLC and (ii) shares of Class B common stock of BRP Group, Inc. currently owned by Baldwin Insurance Group Holdings, LLC, an entity controlled by L. Lowry Baldwin (together, one LLC unit in Baldwin Risk Partners, LLC, and one share of Class B common stock of BRP Group, Inc. comprise a paired interest (a “paired LLC Unit/Class B Share interest”) that is exchangeable on a one-for-one basis for one share of Class A common stock), and such shares of Class A common stock listed above are shown on an as-exchanged basis.

(2) As more fully described in Item 4 of this Schedule 13G, as a result of certain voting and consent covenants agreed to by the Holders (as defined below) and related irrevocable proxies granted by the Holders to L. Lowry Baldwin, pursuant to the Voting Agreement (as defined below) in connection with any Vote (as defined below), L. Lowry Baldwin may be deemed to beneficially own an aggregate of 6,272,533 shares of Class A common stock that are beneficially owned by the Reporting Persons other than L. Lowry Baldwin. Capitalized terms used herein are defined in Items 1(a), 2(a) or 4 of this Schedule 13G.

(3) Based on 64,133,950 shares of Class A common stock issued and outstanding as of December 31, 2023. In addition, shares of Class A common stock issuable to the applicable Reporting Person (or issuable to another person, but includible in such Reporting Person’s beneficial ownership) within 60 days of December 31, 2023, including in exchange for paired LLC Unit/Class B Share interests beneficially owned by such Reporting Person, are deemed to be outstanding in computing the percentage of beneficial ownership of the applicable Reporting Person holding such securities but are not deemed to be outstanding in computing the percentage of beneficial ownership of any other Reporting Person.

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CUSIP No. 05589G102

1.	Names of Reporting Persons. Baldwin Insurance Group Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,491,478 (1) (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,491,478 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,491,478 shares of Class A Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.5% (3)
12.	Type of Reporting Person (See Instructions) OO

(1) Comprises 15,491,478 shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests currently owned by Baldwin Insurance Group Holdings, LLC, an entity controlled by L. Lowry Baldwin, and such shares of Class A common stock listed above are shown on an as-exchanged basis.

(2) As more fully described in Item 4 of this Schedule 13G, as a result of the Voting Agreement, Baldwin Insurance Group Holdings, LLC, will vote or exercise its right to consent in the manner directed by L. Lowry Baldwin in connection with any Vote.

(3) Based on 64,133,950 shares of Class A common stock issued and outstanding as of December 31, 2023. In addition, shares of Class A common stock issuable to the applicable Reporting Person (or issuable to another person, but includible in such Reporting Person’s beneficial ownership) within 60 days of December 31, 2023, including in exchange for paired LLC Unit/Class B Share interests beneficially owned by such Reporting Person, are deemed to be outstanding in computing the percentage of beneficial ownership of the applicable Reporting Person holding such securities but are not deemed to be outstanding in computing the percentage of beneficial ownership of any other Reporting Person.

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CUSIP No. 05589G102

1.	Names of Reporting Persons. Elizabeth H. Krystyn
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,340,876 (1) (2) (3)
	7.	Sole Dispositive Power 2,096,465 (1)
	8.	Shared Dispositive Power 244,411 (3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,340,876 shares of Class A Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.5% (4)
12.	Type of Reporting Person (See Instructions) IN, OO (Trustee)

(1) The total number of shares of Class A common stock reported by Elizabeth H. Krystyn includes:

•	1,852,409 shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests currently owned by the Elizabeth H. Krystyn 2017 Revocable Trust, dated June 28, 2017, of which the Reporting Person serves as the sole trustee and beneficiary; and
•	244,056 shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests currently owned by the Elizabeth H. Krystyn 2019 Grantor Retained Annuity Trust II, dated September 30, 2019, of which the Reporting Person serves as the sole trustee (as otherwise reported herein).

The shares of Class A common stock described in this footnote and listed above are shown on an as-exchanged basis.

(2) As more fully described in Item 4 of this Schedule 13G, as a result of the Voting Agreement, Elizabeth H. Krystyn, in her individual capacity and in her capacity as the trustee of the applicable trusts noted in footnote (1) above, as applicable, and Enrique M. Fueyo, in his capacity as the trustee of the applicable trust noted in footnote (3) below, will vote or exercise their respective rights to consent in the manner directed by L. Lowry Baldwin in connection with any Vote.

(3) Represents 244,411 of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests currently owned by the Elizabeth H. Krystyn 2019 Irrevocable Trust, dated September 30, 2019, of which Enrique M. Fueyo, Elizabeth H. Krystyn’s spouse, serves as the sole trustee. The shares of Class A common stock described in this footnote and listed above are shown on an as-exchanged basis.

(4) Based on 64,133,950 shares of Class A common stock issued and outstanding as of December 31, 2023. In addition, shares of Class A common stock issuable to the applicable Reporting Person (or issuable to another person, but includible in such Reporting Person’s beneficial ownership) within 60 days of December 31, 2023, including in exchange for paired LLC Unit/Class B Share interests beneficially owned by such Reporting Person, are deemed to be outstanding in computing the percentage of beneficial ownership of the applicable Reporting Person holding such securities but are not deemed to be outstanding in computing the percentage of beneficial ownership of any other Reporting Person.

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CUSIP No. 05589G102

1.	Names of Reporting Persons. Elizabeth H. Krystyn 2019 Grantor Retained Annuity Trust II, dated September 30, 2019
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 244,056 (1) (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 244,056 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 244,056 shares of Class A Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.4% (3)
12.	Type of Reporting Person (See Instructions) OO (Trust)

(1) Comprises 244,056 of Class A common stock that would be issuable upon the exchange of a like number paired LLC Unit/Class B Share interests currently owned by the Elizabeth H. Krystyn 2019 Grantor Retained Annuity Trust II, dated September 30, 2019, of which Elizabeth H. Krystyn serves as the sole trustee, and such shares of Class A common stock listed above are shown on an as-exchanged basis.

(2) As more fully described in Item 4 of this Schedule 13G, as a result of the Voting Agreement, Elizabeth H. Krystyn, in her capacity as the sole trustee of the Elizabeth H. Krystyn 2019 Grantor Retained Annuity Trust II, dated September 30, 2019, will vote or exercise her right to consent in the manner directed by L. Lowry Baldwin in connection with any Vote.

(3) Based on 64,133,950 shares of Class A common stock issued and outstanding as of December 31, 2023. In addition, shares of Class A common stock issuable to the applicable Reporting Person (or issuable to another person, but includible in such Reporting Person’s beneficial ownership) within 60 days of December 31, 2023, including in exchange for paired LLC Unit/Class B Share interests beneficially owned by such Reporting Person, are deemed to be outstanding in computing the percentage of beneficial ownership of the applicable Reporting Person holding such securities but are not deemed to be outstanding in computing the percentage of beneficial ownership of any other Reporting Person.

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CUSIP No. 05589G102

1.	Names of Reporting Persons. Laura R. Sherman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,295,872 (1) (2)
	7.	Sole Dispositive Power 2,295,872 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,295,872 shares of Class A Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.5% (3)
12.	Type of Reporting Person (See Instructions) IN, OO (Trustee)

(1) The total number of shares of Class A common stock reported by Laura R. Sherman includes:

•	1,698 shares of Class A common stock owned directly by Laura R. Sherman;
•	2,233,182 shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests currently owned by the Laura R. Sherman Trust, dated April 15, 2019, of which the Reporting Person serves as the sole trustee and beneficiary; and
•	60,992 shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests currently owned by the Laura R. Sherman GRAT 2019-2, dated September 30, 2019, of which the Reporting Person serves as the sole trustee (as otherwise reported herein)
.

The shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests as described in this footnote and listed above are shown on an as-exchanged basis.

(2) As more fully described in Item 4 of this Schedule 13G, as a result of the Voting Agreement, Laura R. Sherman, in her individual capacity and in her capacity as the trustee of the applicable trusts noted in footnote (1) above, as applicable, will vote or exercise her right to consent in the manner directed by L. Lowry Baldwin in connection with any Vote.

(3) Based on 64,133,950 shares of Class A common stock issued and outstanding as of December 31, 2023. In addition, shares of Class A common stock issuable to the applicable Reporting Person (or issuable to another person, but includible in such Reporting Person’s beneficial ownership) within 60 days of December 31, 2023, including in exchange for paired LLC Unit/Class B Share interests beneficially owned by such Reporting Person, are deemed to be outstanding in computing the percentage of beneficial ownership of the applicable Reporting Person holding such securities but are not deemed to be outstanding in computing the percentage of beneficial ownership of any other Reporting Person.

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CUSIP No. 05589G102

1.	Names of Reporting Persons. Laura R. Sherman GRAT 2019-2, dated September 30, 2019
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 60,992 (1) (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 60,992 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,992 shares of Class A Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1% (3)
12.	Type of Reporting Person (See Instructions) OO (Trust)

(1) Comprises 60,992 shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests currently owned by the Laura R. Sherman GRAT 2019-2, dated September 30, 2019, and such shares of Class A common stock listed above are shown on an as-exchanged basis.

(2) As more fully described in Item 4 of this Schedule 13G, as a result of the Voting Agreement, Laura R. Sherman, in her capacity as the sole trustee of the Laura R. Sherman GRAT 2019-2, dated September 30, 2019, will vote or exercise her right to consent in the manner directed by L. Lowry Baldwin in connection with any Vote.

(3) Based on 64,133,950 shares of Class A common stock issued and outstanding as of December 31, 2023. In addition, shares of Class A common stock issuable to the applicable Reporting Person (or issuable to another person, but includible in such Reporting Person’s beneficial ownership) within 60 days of December 31, 2023, including in exchange for paired LLC Unit/Class B Share interests beneficially owned by such Reporting Person, are deemed to be outstanding in computing the percentage of beneficial ownership of the applicable Reporting Person holding such securities but are not deemed to be outstanding in computing the percentage of beneficial ownership of any other Reporting Person.

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CUSIP No. 05589G102

1.	Names of Reporting Persons. Trevor L. Baldwin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 45,981(1) (2)
	7.	Sole Dispositive Power 45,981(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,981 shares of Class A Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1% (3)
12.	Type of Reporting Person (See Instructions) IN, OO (Trustee)

(1) The total number of shares of Class A common stock reported by Trevor L. Baldwin includes:

•	18,305 shares of Class A common stock owned directly by Trevor L. Baldwin; and
•	27,676 shares of Class A common stock owned by the TLB 2020 Trust, of which the Reporting Person serves as the sole trustee.

(2) As more fully described in Item 4 of this Schedule 13G, as a result of the Voting Agreement, Trevor L. Baldwin, in his individual capacity and in his capacity as the trustee of the applicable trust noted in footnote (1) above, as applicable, will vote or exercise his right to consent in the manner directed by L. Lowry Baldwin in connection with any Vote.

(3) Based on 64,133,950 shares of Class A common stock issued and outstanding as of December 31, 2023.

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CUSIP No. 05589G102

1.	Names of Reporting Persons. Daniel A. Galbraith
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,385,313 (1) (2) (3)
	7.	Sole Dispositive Power 1,373,965 (1)
	8.	Shared Dispositive Power 11,348 (3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,385,313 shares of Class A Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.1% (4)
12.	Type of Reporting Person (See Instructions) IN, OO (Trustee)

(1) The total number of shares of Class A common stock reported by Daniel A. Galbraith includes:

•	8,721 shares of Class A common stock owned directly by Daniel A. Galbraith; and
•	1,365,244 shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests currently owned by the Daniel A. Galbraith 2020 Revocable Trust, dated July 27, 2020, and such shares of Class A common stock listed above are shown on an as-exchanged basis.

(2) As more fully described in Item 4 of this Schedule 13G, as a result of the Voting Agreement, Daniel A. Galbraith, in his individual capacity and in his capacity as the trustee of the applicable trust noted in footnote (1) above, as applicable, and Elizabeth A. Galbraith, in her capacity as the trustee of the applicable trust noted in footnote (3) below, will vote or exercise their respective rights to consent in the manner directed by L. Lowry Baldwin in connection with any Vote.

(3) Represents 11,348 shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests currently owned by the Daniel A. Galbraith 2020 Irrevocable Trust, dated August 5, 2020, of which Elizabeth A. Galbraith, Daniel A. Galbraith’s spouse, serves as the sole trustee. The shares of Class A common stock described in this footnote and listed above are shown on an as-exchanged basis.

(4) Based on 64,133,950 shares of Class A common stock issued and outstanding as of December 31, 2023. In addition, shares of Class A common stock issuable to the applicable Reporting Person (or issuable to another person, but includible in such Reporting Person’s beneficial ownership) within 60 days of December 31, 2023, including in exchange for paired LLC Unit/Class B Share interests beneficially owned by such Reporting Person, are deemed to be outstanding in computing the percentage of beneficial ownership of the applicable Reporting Person holding such securities but are not deemed to be outstanding in computing the percentage of beneficial ownership of any other Reporting Person.

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CUSIP No. 05589G102

1.	Names of Reporting Persons. Bradford L. Hale
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 204,491 (1) (2)
	7.	Sole Dispositive Power 204,491 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 204,491 shares of Class A Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.3% (3)
12.	Type of Reporting Person (See Instructions) IN

(1) The total number of shares of Class A common stock reported by Bradford L. Hale includes:

•	84,320 shares of Class A common stock owned directly by Bradford L. Hale; and
•	120,171 shares of Class A common stock that would be issuable upon the exchange of a like number of paired LLC Unit/Class B Share interests currently owned directly by Bradford L. Hale, and such shares of Class A common stock listed above are shown on an as-exchanged basis.

(2) As more fully described in Item 4 of this Schedule 13G, as a result of the Voting Agreement, Bradford L. Hale will vote or exercise his right to consent in the manner directed by L. Lowry Baldwin in connection with any Vote.

(3) Based on 64,133,950 shares of Class A common stock issued and outstanding as of December 31, 2023. In addition, shares of Class A common stock issuable to the applicable Reporting Person (or issuable to another person, but includible in such Reporting Person’s beneficial ownership) within 60 days of December 31, 2023, including in exchange for paired LLC Unit/Class B Share interests beneficially owned by such Reporting Person, are deemed to be outstanding in computing the percentage of beneficial ownership of the applicable Reporting Person holding such securities but are not deemed to be outstanding in computing the percentage of beneficial ownership of any other Reporting Person.

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ITEM 1.	(a)	Name of Issuer: BRP Group, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

4211 W. Boy Scout Blvd.
Suite 800
Tampa, Florida 33607

ITEM 2.	(a)	Name of Person Filing:

This Schedule 13G is being filed by:

1.	L. Lowry Baldwin

2.	Baldwin Insurance Group Holdings, LLC

3.	Elizabeth H. Krystyn

4.	Elizabeth H. Krystyn 2019 Grantor Retained Annuity Trust II, dated September 30, 2019

5.	Laura R. Sherman

6.	Laura R. Sherman GRAT 2019-2, dated September 30, 2019

7.	Trevor L. Baldwin

8.	Daniel A. Galbraith

9.	Bradford L. Hale

The foregoing entities and persons are referred to collectively as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The amended and restated joint filing agreement among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1.

(b)	Address of Principal Business Office, or if None, Residence:

The principal office and business address of the Reporting Persons is C/O BRP Group, Inc., 4211 W. Boy Scout Blvd., Suite 800, Tampa, Florida 33607.

(c)	Citizenship or Place of Organization:

See row 4 of the cover sheet of each Reporting Person.

(d)	Title of Class of Securities:

This Schedule 13G relates to the Issuer’s Class A common stock, par value $0.01 per share.

(e)	CUSIP Number:

05589G102

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

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ITEM 4.	OWNERSHIP.

The information required by Item 4 is set forth in rows 5 – 11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

In connection with the closing of the Issuer’s initial public offering (the “IPO”), the Reporting Persons , and certain other persons who are no longer a party, entered into a voting agreement (the “Voting Agreement”), pursuant to which each of the parties to the Voting Agreement other than L. Lowry Baldwin (each, a “Holder”), on behalf of such Holder and such Holder’s successors and permitted assigns, (i) agreed to vote or exercise such Holder’s right to consent in the manner directed by L. Lowry Baldwin in connection with any meeting of the stockholders of the Issuer or any written consent of the stockholders of the Issuer (each, a “Vote”), and (ii) granted an irrevocable proxy appointing L. Lowry Baldwin as such Holder’s attorney-in-fact and proxy, with full power of substitution, for and in such Holder’s name, to vote, express consent or dissent, or otherwise to utilize such voting power in the manner contemplated by clause (i) above with respect to such Holder’s shares of Class A common stock and Class B common stock. On February 14, 2020, the Voting Agreement was amended and restated to add Highland Risk Services LLC as a party thereto. On October 29, 2021, the Voting Agreement was amended to remove Christopher J. Stephens, James Roche and Millennial Specialty Holdco, LLC as parties thereto. On September 29, 2022, the Voting Agreement was amended to remove Highland Risk Services LLC and Joseph D. Finney as parties thereto. On December 31, 2023, the Voting Agreement was amended to remove Kristopher A. Wiebeck, The Kristopher A. Wiebeck 2019 Grantor Retained Annuity Trust, dated September 30, 2019, John A. Valentine, and The John A. Valentine 2019 Grantor Retained Annuity Trust, dated September 30, 2019 as parties thereto.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Exchange Act. The amended and restated joint filing agreement among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS.

Not applicable.

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EXHIBIT INDEX

Exhibit 24.1	Power of Attorney for L. Lowry Baldwin (incorporated herein by reference to Exhibit 24.1 of the Reporting Person’s Schedule 13G filed with the Securities and Exchange Commission on February 11, 2021).

Exhibit 24.2	Power of Attorney for Baldwin Insurance Group Holdings, LLC (incorporated herein by reference to Exhibit 24.2 of the Reporting Person’s Schedule 13G filed with the Securities and Exchange Commission on February 11, 2021).

Exhibit 24.3	Power of Attorney for Elizabeth H. Krystyn (incorporated herein by reference to Exhibit 24.3 of the Reporting Person’s Schedule 13G filed with the Securities and Exchange Commission on February 11, 2021).

Exhibit 24.4

Power of Attorney for Elizabeth H. Krystyn 2019 Grantor Retained Annuity Trust II, dated September 30, 2019 (incorporated herein by reference to Exhibit 24.4 of the Reporting Person’s Schedule 13G filed with the Securities and Exchange Commission on February 11, 2021).

Exhibit 24.5	Power of Attorney for Laura R. Sherman (incorporated herein by reference to Exhibit 24.5 of the Reporting Person’s Schedule 13G filed with the Securities and Exchange Commission on February 11, 2021).

Exhibit 24.6	Power of Attorney for Laura R. Sherman GRAT 2019-2, dated September 30, 2019 (incorporated herein by reference to Exhibit 24.6 of the Reporting Person’s Schedule 13G filed with the Securities and Exchange Commission on February 11, 2021).

Exhibit 24.7	Power of Attorney for Trevor L. Baldwin (incorporated herein by reference to Exhibit 24.7 of the Reporting Person’s Schedule 13G filed with the Securities and Exchange Commission on February 11, 2021).

Exhibit 24.8	Power of Attorney for Daniel A. Galbraith (incorporated herein by reference to Exhibit 24.11 of the Reporting Person’s Schedule 13G filed with the Securities and Exchange Commission on February 11, 2021).

Exhibit 24.9	Power of Attorney for Bradford L. Hale (incorporated herein by reference to Exhibit 24.12 of the Reporting Person’s Schedule 13G filed with the Securities and Exchange Commission on February 11, 2021).

Exhibit 99.1	Amended and Restated Joint Filing Agreement (filed herewith).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

1.	*
L. Lowry Baldwin

2.	*
Baldwin Insurance Group Holdings, LLC

3.	*
Elizabeth H. Krystyn

4.	*
Elizabeth H. Krystyn 2019 Grantor Retained Annuity Trust II, dated September 30, 2019

5.	*
Laura R. Sherman

6.	*
Laura R. Sherman GRAT 2019-2, dated September 30, 2019

7.	*
Trevor L. Baldwin

8.	*
Daniel A. Galbraith

9.	*
Bradford L. Hale

*By	/s/ Seth Cohen
Seth Cohen
Attorney-in-Fact

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